VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

June 28, 2024

Re:	Source Agriculture Corp.
Offering Statement on Form 1-A, as amended
File No. 024-12411

To Whom It May Concern:

On behalf of Source Agriculture Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Tuesday, July 2, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Red Rock Securities Law